File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 12th, 2005

Press Information

ORGANIZATIONAL CHANGE IN VITRO

Garza Garcia, N.L. Mexico, August 12th, 2005 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) announced today that Alejandro Sanchez joined the Company as Executive Vice President and General Counsel in substitution of Francisco Romero, who has decided to retire from Vitro to embrace personal projects.

Mr. Sanchez served as partner of Thompson & Knight, a well known Legal firm and throughout his career has worked with leading Monterrey-based companies.

Vitro, S.A. de C.V. (BMV:VITROA; NYSE: VTO) through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: www.vitro.com

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Investor Relations : Leticia Vargas/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1219/1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Michael Fehle Breakstone Group 646-452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: August 12th, 2005